SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2008	Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
Brookfield Place,TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: March 28, 2008	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Vice President, Assistant General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1
Indenture, dated as of October 12, 2006, among ABX Financing Company, as Issuer, Barrick International Bank Corp., Barrick (HMC) Mining Company and Barrick Gold Corporation, as Guarantors, and The Bank of New York, as Trustee

99.2
Indenture, dated as of October 12, 2006, among Barrick International Bank Corp., as Issuer, Barrick (HMC) Mining Company, as the initial Joint Obligor, Barrick Gold Corporation, as Parent Guarantor and The Bank of New York, as Trustee

99.3	Purchase Agreement, dated as of February 21, 2008, between Barrick Gold Finance, Inc. and Kennecott Explorations (Australia) Ltd.